

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 21, 2017

Nicola Cotugno
Chief Executive Officer
Enel Chile S.A.
Santa Rosa 76
Santiago, Chile

> **Re: Enel Chile S.A.**
> **Registration Statement on Form F-4**
> **Filed October 27, 2017**
> **File No. 333-221156**
>
> **Schedule 13E-3 and Schedule TO-T filed by Enel Generacion Chile S.A.,**
> **Enel Chile S.A., et. al.**
> **Filed October 27, 2017**
> **File No. 005-85152**

Dear Mr. Cotugno:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1.   Currently the target company, Enel Generacion, is not listed as a filing person on the Schedule 13E-3. If it recommends the Offer, it must be included as a filing person as well as the subject company on the Schedule 13E-3. Please confirm your understanding in your response letter. Note that while Chilean law requires individual directors to take a position on the transaction, Regulation 14E (Rule 14e-2) of the U.S. tender offer rules requires the subject company to do so.

2. We note that the concurrent Chilean Offer for Enel Generacion is also open to U.S. Persons. In your response letter, please indicate why U.S. Persons are being included in the foreign offer. That is, advise whether Chilean law requires them to be included in the Chilean Offer. See Rule 14d-1(d)(2)(ii).

3. Please revise to provide disclosure regarding the security ownership percentage, or a range, that tendering Enel Generacion security holders will have, collectively, in Enel Chile after giving effect to the Reorganization. Ensure that your disclosure briefly describes the material assumptions you've relied upon in determining the foregoing. In doing so, please also disclose the estimated number of securities to be issued as consideration in the Merger, and disclose the security ownership percentage or range that the former EGPL security holder will hold in Enel Chile after giving effect to the Reorganization, with a view to providing investors with insight into Enel Chile's capital structure following the Reorganization.

Questions and Answers About the Offers, page 1

Are shareholder approvals required for the Offers?, page 3

4. You state that "the Offers are not *expected* to be launched or consummated without approval by the shareholders of Enel Chile, Enel Generacion and EGPL." However, elsewhere, including on page 59, you state that shareholder approval of the Reorganization by shareholders of such entities is *required* under Chilean law. Please disclose whether you would be able to conduct the Offers if the shareholders of any of Enel Chile, Enel Generacion or EGPL did not approve the Reorganization as a related party transaction under Chilean law, provided you waived such condition precedent.

What are the significant considerations of the Offers?, page 7

5. You indicate that acceptance of tendered Enel Generacion Securities in the Offers will be subject to satisfaction or waiver of the valid tender of a total number of Enel Generacion Securities such that Enel Chile would hold a more than 75% interest in Enel Generacion following consummation of the Offers. Disclose here, or elsewhere in your registration statement, the circumstances, if any, under which Enel Chile would consider waiving such condition.

6. It appears from your disclosure on page 56 that the Offers are conditioned upon holders of Enel Chile Shares not exceeding a maximum subscription threshold in connection with the Capital Increase. Please include this condition here, and provide additional disclosure about this condition on page 82 where you discuss the Capital Increase in more detail.

How will I receive the consideration for my Enel Generacion Securities tendered in the Offer?, page 9

7.   Clarify how quickly after the expiration of the Offer tendering holders will receive their new Enel Chile Shares and ADSs pursuant to the Subscription in connection with the Offer. You state that the cash to be issued in the Offer will be paid promptly after expiration. However, we note the disclosure that "[d]elivery may be made to tendering holders at different times if delivery of the Enel Generacion Shares and Enel Generacion ADSs and other required documents occurs at different times."

Special Factors

Background to the Offers, page 40

8.   We note that the Boards of Directors of Enel Generacion, Enel Chile, and the Enel Entities plan to determine whether the Offers are procedurally and substantively fair to unaffiliated Enel Generacion shareholders. Please provide this disclosure and the remaining information required by Regulation M-A, including Item 1014, in your next amendment. Refer to Item 4(b) of Form F-4.

9.   Please disclose the reasons for undertaking the Reorganization, and for undertaking the Reorganization at this time, for all of the filing persons on the Schedule 13E-3. See Item 1013(c) of Regulation M-A.

10.   Please enhance your disclosure to explain the motivations underlying Enel Chile's desire to obtain a greater than 75% ownership interest in Enel Generacion. In this regard, we note that Enel Chile already has a controlling interest in Enel Generacion.

11.   We note the non-binding proposal from Enel Chile to Enel on July 3, 2017 and the terms thereof. To the extent other strategic alternatives or business combinations were considered other than the described Reorganization, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued. See Item 1013(b) of Regulation M-A.

12.   We note your references to the Board of Directors and Directors' Committee of Enel Generacion. Please disclose the difference between the foregoing, when the Director's Committee was formed, and the scope of such committee's responsibilities with respect to the Reorganization. Please also disclose whether any members of the Directors' Committee were deemed to have an interest in the Reorganization under Article 147 of the Chilean Companies Act.

13.   You state that, in connection with the 2016 Reorganization, "there were concerns that there could be potential conflicts of interests between Enel Green Power and Enel Generacion given that Enel Generacion has contractual relationships with EGPL." Please briefly elaborate upon the nature of such conflicts of interest with EGPL and disclose

how the commitment of Enel "to negotiate with Enel Generacion regarding the joint development of renewable energy projects in Chile" addressed those conflicts.

14.   Please enhance your disclosure to provide information regarding any negotiations between the parties concerning the tender offer price, including the cash component to be allocated to satisfy the Enel Chile Share Subscription Condition and Enel Chile U.S. Share/ADS Subscription Condition, and other material transactional terms with respect to the Offers, including those contained in the August 2017 Enel Letter.

15.   Please enhance your disclosure to briefly explain why Enel Chile determined to structure the Offers as all cash tender offers with the Enel Chile Share Subscription Condition and Enel Chile U.S. Share/ADS Subscription Condition. Describe any material benefits and detriments to this approach, including any aspects of this decision related to the requirements of Chilean law.

Plans for Enel Generacion Following the Offers; Management and Operations after the Offers, page 45

16.   Please indicate whether, under Chilean law Enel Chile can "squeeze-out" remaining Enel Generacion shareholders who do not tender in the Offer, and if so, at what levels of ownership.

Interests of Certain Persons That Are Different from Your Interests, page 53

17.   In your response letter, tell us whether these affiliates will continue in their roles after these transactions. If they will instead, or also, assume new roles with any of the filing persons or their affiliates, please describe. Our focus is on whether any such affiliates should be individual filers on the Schedule 13E-3.

Risk Factors, page 55

18.   The risk factor discussion must immediately follow the summary section. Please revise accordingly. Refer to Item 3 of Form F-4 and Item 503(c) of Regulation S-K.

"Risks Related to Enel Chile's Business Following the Offers and the Merger," page 57

19.   We note your disclosure in this section pertaining to the business of Enel Chile following completion of the Offers and Merger, and risks attendant thereto. Please enhance your disclosure to address when you expect to close the Merger and discuss whether it is possible the Merger will not be consummated but the Offers will close. In this regard, we note that it does not appear that the Offers are conditioned upon the completion of the Merger. Please also discuss the risks associated with the fact that you have not entered into a merger agreement with Enel in connection with the proposed Merger.

Conditions of the U.S. Offer, page 64

20.	All Offer conditions, other than those related to governmental and regulatory approvals necessary to its consummation, must be satisfied or waived as of expiration. Please confirm your understanding and consider revising the reference to "acceptance" in this section.

The Capital Increase, page 82

21.	Please revise to state whether Enel will be offered pro rata preemptive rights in Enel Chile in connection with the Capital Increase and whether Enel intends to exercise such rights in full.

The Merger, page 83

22.	You state that Enel Chile must "declare[] successful the Offers" as a condition to the Merger. Please revise to describe the factors Enel Chile will consider in making its determination of success, including specifically what factors would result in declaration of an unsuccessful Offer.

23.	Please revise your disclosure to state affirmatively whether the Boards of Directors of Enel Chile and EGPL will "adopt certain terms and conditions relating to the Merger" pursuant to Chilean Corporate Regulations. If so, revise your disclosure to provide a summary of those material terms and conditions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, Tina Chalk, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3263, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Allen Miller, Esq.
    Sey-Hyo Lee, Esq.
    Winston & Strawn LLP